UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

July 31, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication – Divestment Plan

Dear Sirs:

Pursuant to the provisions of article 28 of the Securities Market Law - whose Single Consolidated Text was approved by Supreme Decree No. 093-2002-EF- and by the Regulation of Relevant and Reserved Information, approved by Resolution SMV N ° 005-2014-SMV / 01, we hereby inform, as a Relevant Information Communication, that today, GyM SA ("GyM"), Graña y Montero S.A.A. ("G & M"), CAM Peru S.A. ("CAM Peru"), Vial and Vives - DSD S.A. ("Vial y Vives") and Concessionaire Vía Expresa Sur S.A. ("Via Expresa Sur") have entered into a Financial Stability Framework Agreement (together with certain complementary contracts) with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Perú S.A.A, BBVA Banco Continental, Banco de Crédito del Perú, Citibank del Peru SA And Citibank N.A..

The Framework Agreement (together with its supplementary contracts) aims to: (i) grant GyM a syndicated line of revolving working capital for up to US$ 1,630,538.33 and S/. 143,934,533.66 (extendible in additional US$ 14,000,000 subject to certain conditions; (ii) grant GyM a non-revolving line of up to US$ 51,566,849.09 and S/. 33,563,807.82; (iii) grant GyM, Graña, Cam Perú, Vial and Vives and Vía Expresa Sur a non-revolving line for the deferral of payment of the amounts of the bonds executed to them; (iv) a syndicated line in favor of GyM and Graña for the issuance of new bonds up to an amount of US$ 100,000,000 (extendible up to an amount of US$ 150,000,000, subject to compliance with certain conditions); and (v) the commitment to maintain existing stand by letter of credits issued at the request of GyM and G&M as well as of Cam Perú, Vial and Vives and Vía Expresa Sur.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: July 31, 2017